UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number 001-42749

POMDOCTOR LIMITED

Yongxu Industrial Park
No. 19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou
People’s Republic of China 510000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of POMDOCTOR LIMITED, a Cayman Islands exempted company (the “Company”), to be held on September 30, 2026, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time) (the “Meeting”), the Company hereby furnishes the following document:

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders
99.2	Proxy Card for Extraordinary General Meeting of Shareholders
99.3	Voting Card for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer

Date: September 4, 2026

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